Exhibit 99.2

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Quoin Pharmaceuticals Ltd. (the “Company”) hereby appoints, Clifford Davis and Amir Assali, or either of them, as agents and proxies of the undersigned, with full power of substitution to each of them, to appear, and to vote on behalf of the undersigned all the ordinary shares of the Company which the undersigned is entitled to vote, at the Special General Meeting of Shareholders (the “Meeting”) of the Company to be held at the offices of at the offices of the Company’s Israeli legal counsel, S. Horowitz & Co., at 31 Ahad Ha’am Street, Tel Aviv, Israel, at 4 p.m., Israel Time, on February 28, 2022, and at any adjournments or postponements thereof, with all the powers and authority the undersigned would possess if personally present at the Meeting, upon the following matters, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement relating to the said Meeting.

The undersigned acknowledges receipt of the Notice of the Annual Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

QUOIN PHARMACEUTICALS LTD.

February 28, 2022

PLEASE SIGN, DATE AND RETURN PROMPTLY.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To adopt the Amended and Restated Articles of Association, as set forth in the Proxy Statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

_____________, 2022
NAME	SIGNATURE	DATE

_____________, 2022
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on the certificate representing your shares. When ordinary shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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